FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

ENDESA SELLS REAL ESTATE ASSETS
IN PALMA DE MALLORCA
TO THE NEINVER GROUP FOR EURO 240 MILLION

New York, July 25th, 2006.- Endesa (NYSE:ELE) has reached an agreement with the Neinver Group to sell it its real estate assets in Palma de Mallorca located in the Levante Sector for Euro 240 million following an auction process. Endesa was advised by BBVA Corporate Finance throughout the process and received over 20 bids.

The assets sold include planning rights for approximately 180,000 m2. Endesa is keeping the land it requires for its own electricity infrastructure and to comply with its related undertakings with the Palma City Council.

The Neinver Group is internationally renowned for the development, construction, marketing and management of business and commercial parks, industrial estates, tourist, sporting and leisure resorts, housing, hotels and senior citizen residences.

In addition, Endesa plans to take a 45% stake in the Neinver Group company which develops these assets in order to maximise the land’s value. Endesa believes it is advisable to join forces -sharing financial capacity and experiences- in order to leverage the sales opportunities generated by its development.

Endesa commits to remain a shareholder in this company for three to five years and will have the right to exit at market value once this time has elapsed.

This deal is part of Endesa’s aim of maximising the value of its real estate assets, managed by Bolonia Real Estate, and marks the completion of the activities initiated in the Levante Sector in Palma de Mallorca in July 2004.

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
Telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2005. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 25, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations